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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)

                       PEDIATRIC SERVICES OF AMERICA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    705323103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                            Telephone: (650) 833-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|



SEC 1746(3-06)

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The D3 Family Fund, L.P.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):*

    (a) |X|
    (b) |X|
--------------------------------------------------------------------------------

3.  SEC USE ONLY:
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e):                                                                 |_|
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Washington
--------------------------------------------------------------------------------

                   7. SOLE VOTING POWER: 301,974 Common shares (4.0%)
     NUMBER OF     -------------------------------------------------------------
      SHARES
   BENEFICIALLY    8. SHARED VOTING POWER: 0
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING     9. SOLE DISPOSITIVE POWER: 301,974
      PERSON       -------------------------------------------------------------
       WITH
                   10. SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    For the reporting person listed on this page, 301,974; for all reporting persons as a group, 1,453,444 shares (19.2%)
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                                     |X|*
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    PN
--------------------------------------------------------------------------------


-------------
* See "Explanatory Note to Cover Pages" following the cover pages to this Amendment.

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):*

    (a) |X|
    (b) |X|
--------------------------------------------------------------------------------

3.  SEC USE ONLY:
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e):                                                                 |_|
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Bahamas
--------------------------------------------------------------------------------

                   7. SOLE VOTING POWER: 310,426 common shares (4.1%)
     NUMBER OF     -------------------------------------------------------------
      SHARES
   BENEFICIALLY    8. SHARED VOTING POWER: 0
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING     9. SOLE DISPOSITIVE POWER: 310,426
      PERSON       -------------------------------------------------------------
       WITH
                   10. SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    For the reporting person listed on this page, 310,426; for all reporting persons as a group, 1,453,444 shares (19.2%)
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                                     |X|*
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    PN
--------------------------------------------------------------------------------


-------------
* See "Explanatory Note to Cover Pages" following the cover pages to this Amendment.

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):*

    (a) |X|
    (b) |X|
--------------------------------------------------------------------------------

3.  SEC USE ONLY:
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e):                                                                 |_|
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Washington
--------------------------------------------------------------------------------

                   7. SOLE VOTING POWER: 841,044 common shares (11.1%)
     NUMBER OF     -------------------------------------------------------------
      SHARES
   BENEFICIALLY    8. SHARED VOTING POWER: 0
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING     9. SOLE DISPOSITIVE POWER: 841,044
      PERSON       -------------------------------------------------------------
       WITH
                   10. SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    For the reporting person listed on this page, 841,044; for all reporting persons as a group, 1,453,444 shares (19.2%)
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                                     |X|*
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    PN
--------------------------------------------------------------------------------


-------------
* See "Explanatory Note to Cover Pages" following the cover pages to this Amendment.

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):*

    (a) |X|
    (b) |X|
--------------------------------------------------------------------------------

3.  SEC USE ONLY:
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e):                                                                 |_|
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Washington
--------------------------------------------------------------------------------

                   7. SOLE VOTING POWER: 0
     NUMBER OF     -------------------------------------------------------------
      SHARES
   BENEFICIALLY    8. SHARED VOTING POWER: 1,453,444 shares (19.2%)
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING     9. SOLE DISPOSITIVE POWER: 0
      PERSON       -------------------------------------------------------------
       WITH
                   10. SHARED DISPOSITIVE POWER: 1,453,444 shares
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    For the reporting person listed on this page, 1,453,444; for all reporting persons as a group, 1,453,444 shares (19.2%)
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                                     |X|*
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    CO
--------------------------------------------------------------------------------


-------------
* See "Explanatory Note to Cover Pages" following the cover pages to this Amendment.

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):*

    (a) |X|
    (b) |X|
--------------------------------------------------------------------------------

3.  SEC USE ONLY:
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e):                                                                 |_|
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Bahamas
--------------------------------------------------------------------------------

                   7. SOLE VOTING POWER: 0
     NUMBER OF     -------------------------------------------------------------
      SHARES
   BENEFICIALLY    8. SHARED VOTING POWER: 310,426 common shares (4.1%)
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING     9. SOLE DISPOSITIVE POWER: 0
      PERSON       -------------------------------------------------------------
       WITH
                   10. SHARED DISPOSITIVE POWER: 310,426 common shares
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    For the reporting person listed on this page, 310,426; for all reporting persons as a group, 1,453,444 shares (19.2%)
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                                     |X|*
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    CO
--------------------------------------------------------------------------------


-------------
* See "Explanatory Note to Cover Pages" following the cover pages to this Amendment.

                         EXPLANATORY NOTE TO COVER PAGES

      In the foregoing cover pages to this Amendment, the box in row 2(a) is checked to affirm the existence of a "group" among the Reporting Persons signing this Amendment. The box in row 2(b) is also checked to denote that the Reporting Persons may be deemed to constitute a "group" with the Portfolio Logic Filing Parties (as defined in Item 2 to this Amendment) by reason of the non-binding Memorandum of Understanding reported in Item 4 to this Amendment but that the Reporting Persons disclaim beneficial ownership of any of the Shares beneficially owned by the Portfolio Logic Filing Parties.

      This Amendment No. 24 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below. Capitalized terms used and not defined in this Amendment have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

      By reason of the non-binding Memorandum of Understanding reported in Item 4 of this Amendment (which is incorporated by reference in response to this Item), the Reporting Persons may be deemed to constitute a "group," for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), with Portfolio Logic and Mr. Jeffrey D. Zients (the "Portfolio Logic Filing Parties"), which have reported on a Schedule 13D/A that they beneficially own 1,090,918 Shares, representing approximately 14.4% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of any of the Shares beneficially owned by the Portfolio Logic Filing Parties. To the extent that the Reporting Persons and the Portfolio Logic Parties may be deemed to constitute a "group," this Amendment and any future amendments to the
Schedule 13D constitute solely the individual filings of the Reporting Persons for purpose of Rule 13d-1(k) promulgated pursuant to the 1934 Act and the Reporting Persons assume no responsibility for the completeness or accuracy of the information concerning the Portfolio Logic Filing Parties contained in this Amendment or any future amendment to the Schedule 13D or in the separate filings on Schedule 13D/A by the Portfolio Logic Filing Parties.

Item 4. Purpose of Transaction

      As a result of discussions held between Portfolio Logic and the Reporting Persons since the Reporting Persons filed Amendment No. 23 to the Schedule 13D dated April 30, 2007 ("Amendment No. 23"), Portfolio Logic and the Reporting Persons have entered into a non-binding Memorandum of Understanding dated as of May 25, 2007 (the "MOU"). The MOU is filed as Exhibit 4 to this Amendment and incorporated by reference in response to this Item, and the description in this Item of the MOU is qualified in its entirety by the full text thereof. The MOU contemplates, to the extent and on the terms therein set forth, the participation of the Reporting Persons in the Merger by contributing some or all of their Shares (the precise amount to be agreed upon by the parties) to a new Delaware corporation ("Newco") to be formed by Portfolio Logic (and to which Portfolio Logic will assign its rights under the Merger Agreement and contribute all its Shares and an amount of cash to be determined), in exchange for a minority interest in Newco and, following the closing of the Merger (the "Closing"), representation of Mr. Nierenberg on the board of directors of PSAI (as the surviving corporation in the Merger) and Newco, and customary registration rights for the parties as to their respective Shares of Newco as provided for in a shareholders agreement to be entered into prior to the Closing.

      To the extent that any of the Reporting Persons' Shares are not contributed to Newco pursuant to the MOU (which is not assured), if the Merger is consummated the Reporting Persons will be entitled to receive, for their non-contributed Shares, the same Merger Consideration as all other holders of Shares that do not participate in the Merger with Portfolio Logic. It is the current expectation of the Reporting Persons that if the Merger Agreement is submitted to a vote of PSAI's stockholders at the special stockholders' meeting contemplated by the Merger Agreement, the Reporting Persons will vote all of their Shares in favor of adoption of the Merger Agreement. However, the MOU does not require the Reporting Persons to do so.

      By reporting the information contained in this Amendment, the Reporting Persons do not intend to solicit, nor are they soliciting, proxies or consents from, nor seeking or requesting any other action by, any of the other stockholders of PSAI with respect to the Merger.

      The previous statements as to the views of the Reporting Persons regarding their investment in PSAI represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting PSAI and/or extrinsic factors such as developments in PSAI's industry, the economic environment and the status of the Merger Agreement. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation (consistent with agreements to which they are parties), without further amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer

      (a, b) Reference is made to the response to Item 2 of this Amendment, which is incorporated by reference in response to this Item, with respect to the beneficial ownership of Shares reported by the Portfolio Logic Filing Parties. As noted therein, the Reporting Persons disclaim beneficial ownership of any of the Shares beneficially owned by the Portfolio Logic Filing Parties.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

      Exhibit 4 to this Amendment is hereby incorporated by reference in response to this Item. (Exhibits 1, 2 and 3 were filed as exhibits to Amendment No. 23.)

      Also see the responses to Items 2, 4 and 5 of this Amendment.

Item 7. Material to be filed as Exhibits

      Exhibit 4: Memorandum of Understanding between Portfolio Logic and the Reporting Persons dated as of May 25, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                 D3 Family Fund, L.P. and D3 Bulldog Fund, L.P.

                                 By: Nierenberg Investment Management Company, Inc.

                                 Its: General Partner

May 29, 2007                     By:  /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                 DIII Offshore Fund L.P.

                                 By: Nierenberg Investment Management Offshore, Inc.

                                 Its: General Partner

May 29, 2007                     By:  /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                 Nierenberg Investment Management Company, Inc.

May 29, 2007                     By:  /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                 Nierenberg Investment Management Offshore, Inc.

May 29, 2007                     By:  /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President